Exhibit 99.1

ChinaCache Announces Results of 2012 Annual General Meeting

Beijing, July 2, 2012 - ChinaCache International Holdings Ltd. (NASDAQ: CCIH), the leading total solutions provider of content delivery network services in China, today announced that its 2012 annual general meeting of shareholders was held in Hong Kong on July 2, 2012.

During the meeting, the shareholders approved the amendments to Section 3.1(a) of the Company’s 2011 Share Incentive Plan, pursuant to which the Section 3.1(a) is amended and restated as set forth below:

Subject to the provisions of Article 10 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options, the “Award Pool”) shall equal to five percent (5%) of the total issued and outstanding Shares as of the date when the Shareholders approve this provision; provided that, the Shares reserved in the Award Pool shall be increased automatically if and whenever the unissued Shares reserved in the Award Pool accounts for less than one percent (1%) of the total then issued and outstanding Shares, as a result of which increase the Shares reserved in the Award Pool immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding Shares.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and to improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

For investor and media inquiries please contact:

Mr. Bowen Liu

Director of Investor Relations

ChinaCache International Holdings

Tel:  +86 (10) 6437 3399

Email:  ir@chinacache.com